February 12, 2019

Quest Energy Inc.

To: 2018 Audit File

From: Kirk Taylor

Re: Application of 805-10-55 to acquisition of the assets owned by Empire Kentucky Land, Inc/Greg McDonald/Tim McDonald

Relevant Guidance

805-10-55-1: Identifying a Business Combination

805-10-55-2: 805-10-25-1 requires an entity to determine whether a transaction or event is a business combination. In a business combination, an acquirer might obtain control of an acquire in a variety of ways, including;

a)
Transferring cash, cash equivalents or other assets
b)
By incurring liabilities
c)
By issuing equity interests
d)
By providing more than one type of consideration
e)
Without transferring consideration, including by contract alone

805-10-55-3A: A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. To be considered a business, an integrated set must meet the requirements in paragraphs 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9.

805-10-55-4: A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a)
Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.
b)
Process. Any system standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs.
c)
Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

805-10-55-5: To be capable of being conducted and managed for the purposes described in 55-3, an integrated set of activities and assets requires two essential elements – inputs and processes applied to those inputs. A business need not include all the inputs or processes that the seller used in operating that business. However, to be considered a business, the set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

805-10-55-5A: If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business.

805-10-55-6: The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.

805-10-55-8: Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.

805-10-55-9: In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

Situational Facts: On February 4, 2019, McCoy Elkhorn Coal purchased the equity interests in Colonial Coal, Inc and Empire Coal Holdings LLC. The sellers were Empire Kentucky Land, Inc, Greg McDonald and Tim McDonald. At the time of acquisition, there were no operations being undertaken with any of the assets purchased.

The consideration given for the assets totaled:

 $500,000 to be paid out of public offering;

2,000,000 shares of company stock valued at $20,000,000;

seller note of $2,000,000;

The fair value of the assets received are broken down as:

Mineral $21,000,000;

Land $1,500,000 (3,000 acres at $500 per acre)

Application of Relevant Guidance to Situation:

Do the entities Colonial Coal and Empire Holdings LLC have inputs, processes on those inputs and outputs?

Input – Inputs included the coal mineral ownership, surface ownership and mineral leases.

Process – Processes would include mining or timbering operations. There were zero processes being undertaken at the time of acquisition.

Output- There was zero output at the time of acquisition.

805-10-55-5A :

Are the fair value basket of acquired assets concentrated in a single identifiable asset or group of similar identifiable assets?

100% of the fair value of the assets received are coal related assets, including surface and mineral ownership. The risk characteristics for the assets are similar. The value for all are tied to coal mining production. 805-10-55-6: The nature of these types of businesses would require inputs, processes and outputs to be fully integrated and operational to be deemed a business in the industry.

805-10-55-5B: for purposes of this evaluation, the following should be considered a single asset:

a.
A tangible asset that is attached to and cannot be physically removed and used separately from another tangible asset (or an intangible asset representing the right to use a tangible asset) without incurring significant cost or significant diminution in utility or fair value to either asset (for example, land and building)

The land and mineral can not be operated on separately without incurring significant cost or significant diminution in utility or fair value to the assets.

b. In-place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

None noted.

805-10-55-5C: A group of similar assets includes multiple assets identified in accordance with paragraph 805-10-55-5B : . When evaluating whether assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics).

All assets have similar characteristics and risk characteristics.

805-10-55-5D: When a set does not have outputs (for example, an early stage company that has not generated revenues), the set will have both an input and a substantive process that together significantly contribute to the ability to create outputs only if it includes employees that form an organized workforce and an input that the workforce could develop or convert into output.

There was no in place workforce at the time or near past of the asset acquisition.

805-10-55-5E: When the set has outputs (that is, there is a continuation of revenue before and after the transaction), the set will have both an input and a substantive process that together significantly contribute to the ability to create outputs.

There were no outputs at the time or near past of the assets at the time of acquisition.

805-10-55-5F: If a set has outputs, continuation of revenues does not on its own indicate that both an input and a substantive process have been acquired. Accordingly, assumed contractual arrangements that provide for the continuation of revenues (for example, customer contracts, customer lists, and leases [when the set is the lessor]) should be excluded from the analysis in paragraph 805-10-55-5E : of whether a process has been acquired.

There were no outputs at the time or near past of the assets at the time of acquisition.

805-10-55-8: Market participants would need to add significant investment to the assets to increase the inputs and processes in order to create an output.

805-10-55-9: No goodwill was part of these assets. The fair value of the assets based upon an independent appraisal exceeded the purchase price

Conclusion: Based on the facts that the material processes needed for the ongoing business were not in place and because the fair value of assets purchased all are coal assets, Colonial and Empire do not qualify as a business under 805-10-55.

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